Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Covira Surgical, Inc.
3333 Green Bay Road Office L-404
North Chicago, IL 60064
https://www.covirasurgical.com/

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Covira Surgical, Inc.
Address: 3333 Green Bay Road Office L-404, North Chicago, IL 60064
State of Incorporation: DE
Date Incorporated: September 07, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based:

Lead Investors

Invest within the 1st week and receive 20% bonus shares.

Friends and Family Early Birds

Invest within the 2nd week and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the 3rd week and receive 10% bonus shares.

Early Bird Bonus

Invest within the 4th week and receive 5% bonus shares.

<u>Amount-Based:</u>

$1,000+ | Tier 1

Invest $1,000+, you will receive 5% bonus shares.

$5,000+ | Tier 2

Invest $5,000+, you will receive 10% bonus shares.

$10,000 | Tier 3

Invest $10,000+, you will receive 15% bonus shares.

$25,000 | Tier 4

Invest $25,000+, you will receive 20% bonus shares.

$100,000 | Tier 5

Invest $100,000+, you will receive 25% bonus shares.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

***All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Covira Surgical, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Covira Surgical is focused on a revolutionary infection prevention strategy that leverages emerging molecular science in the microbiome to prevent infection-related postoperative complications.

Covira is a biotech company focusing on a novel therapeutic alternative to infection control that is distinct from traditional antibacterial approaches. Covira has developed a platform technology called Pi-PEG that suppresses bacterial virulence without impacting its normal growth. Pi-PEG is the discovery from Dr. John Alverdy's lab, a leading microbiome scientist and world leader in GI surgical infection. Covira aims to revolutionize infection prevention by developing and applying agents into the gut that seek to collaborate with, rather than eliminate, key members of the microbiome.

The University of Chicago granted a worldwide, exclusive license (UCGo!) to Covira to make, use and sell products under specified licensed patents. As consideration, Covira must pay The University of Chicago a 2% royalty on net sales of covered products. On a sale of the company or an IPO, Covira would owe The University of Chicago a success fee equal to 1.25% of the aggregate consideration or pre-money valuation.

Competitors and Industry

Covira will focus on Pi-PEG's top three prioritized indications (Surgical Site Infection, Anastomotic Leak, Sepsis), and collectively these indications represent a US TAM of $8.2B (source: IQVIA). The total annual US peak net revenue forecast for these three prioritized indications is **$2.2B** (forward-looking projections for peak year 2037's net revenue). These three sets of market estimates comprise this $2.2B total forecast: (1) The Surgical Site Infection TAM is $7.2B, and assuming a 25% market capture rate, equals a **$1.8B** net revenue forecast (forward-looking projections for peak year 2037); (2) Anastomotic Leak TAM is $272M, and with a 50% market share forecast, totals **$136M** in net revenues for the Company (forward-looking projections for peak year 2037); and, (3) Sepsis TAM is estimated at $765M, and with a 40% market capture, would generate a forecast **$306M** in net revenues (forward-looking projections for peak year 2037).

We believe Covira has no direct competitors. Covira's Pi-PEG technology represents a novel approach to infection prevention that complements existing infection control practices (i.e. improved operating room ventilation, sterilization methods, barriers, surgical technique, and availability of antimicrobial prophylaxis). Companies focused on these existing types of surgical infection prevention include Johnson & Johnson, Abbott, Pfizer, Merck, Baxter, 3M, Medtronic, Bayer, Hollister, Sebela, and Nestle.

Current Stage and Roadmap

Current Stage: Covira has completed **Target Discovery** (identification of bacterial PstS protein as a molecular target of Pi-PEG), **Lead Compound Identification** (the ability of Pi-PEG to durably embed Pi at potential SSI site and inhibit virulence expression), **Optimization** (effect of phosphate in SSI, AL, and Sepsis), and **Pre-clinical Development** (Pi-PEG efficacy in AL; >50% reduction in the incidence of AL).

Roadmap: The Pi-PEG product development overall timeline is 4-5 years. The next steps (approx. 14 months' duration) include Large Animal (Pig) Model development and Pi-PEG testing to determine the best formulation, Manufacturing – CMC (Chemistry, Manufacturing, and Control), and Pre-IND / IND Submission. The subsequent 5 months include Phase 1: First in Human Proof of Principle testing, followed by Phase 2a development (9 months). This would be followed by Phase 2b/Phase 3, which together are estimated to require 18 months. The final steps would then be to gain FDA Approval and Launch of the Pi-PEG product(s).

The Team

Officers and Directors

Name: Peter Farmakis

Peter Farmakis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: February 17, 2020 - Present
  Responsibilities: The CEOs primary responsibilities include; paint a vision of the future of the company, ensure that the company has the human and financial resources to accomplish that vision, set standards of performance, and audit performance against those standards. The CEOs salary is $120,000 per year ($10,000 per month). Mr. Farmakis equity participation is in the form of time-based vesting (over 36 months) of 4,000,000 shares of Common Stock. Currently 1,600,000 shares have vested, and 2,400,000 shares will vest over the remaining 24 months. As CEO, he is also eligible for an annual performance bonus, currently targeted at (up to) 50% of his base salary – with the attainment of objectives as established by the Board of Directors each year.

- **Position:** Board Member
  Dates of Service: February 17, 2020 - Present
  Responsibilities: Determine the organization's mission and purpose. Select the executives. Support the executives and review their performance. Ensure effective organizational planning. Ensure adequate resources. Manage resources effectively.

Other business experience in the past three years:

- **Employer:** SmartHealth Catalyzer
  Title: Life Sciences Executive on the Ops Team
  Dates of Service: January 02, 2019 - Present
  Responsibilities: Leading the due diligence efforts to evaluate biopharmaceutical opportunities and the building biotech of startups.

Other business experience in the past three years:

- **Employer:** VitaHEAT Medical
  Title: President & CEO
  Dates of Service: January 01, 2015 - January 01, 2019
  Responsibilities: Responsible for building and leading VitaHEAT Medical and preparing the organization for the US launch of VitaHEAT UB3.

Name: Dr. John C. Alverdy

Dr. John C. Alverdy's current primary role is with The University of Chicago. Dr. John C. Alverdy currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & CSO
  Dates of Service: September 07, 2018 - Present
  Responsibilities: Dr. Alverdy is the Founder & CSO. The Chief Scientific Officer (CSO) is responsible for leading all scientific operations for Covira. Dr. Alverdy currently draws no salary from Covira, and maintains significant equity ownership through his common share allotment as founder (fully vested by September 2022).

- **Position:** Board Member
  Dates of Service: September 07, 2018 - Present
  Responsibilities: Determine the organization's mission and purpose. Select the executives. Support the executives and review their performance. Ensure effective organizational planning. Ensure adequate resources. Manage resources effectively.

Other business experience in the past three years:

- **Employer:** The University of Chicago
  Title: Professor of Surgery, Executive Vice Chair, Department of Surgery
  Dates of Service: January 01, 1993 - Present
  Responsibilities: GI Surgery, Surgery Professor, Scientist

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the life sciences/biotech industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Shares in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to capital in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining capital on favorable terms. If we cannot obtain capital when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our operations. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our operations, the unavailability of capital could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational Pi-PEG or that the product may never be approved by the FDA and/or used to treat patients. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Pi-PEG. Delays or cost overruns in the development of our Pi-PEG and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating

needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on assumptions that regulatory approvals will be obtained and that subsequent commercialization efforts will enable our products to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Covira Surgical, Inc. was formed on September 7, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. Covira Surgical, Inc. has incurred a net loss and has had limited revenues generated since inception.

We are an early stage company and have limited revenue and operating history
The Company has a short history and effectively no revenue. If you are investing in this company, it's because you think that Pi-PEG is a good idea, that the team will be able to successfully market, and sell the product, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including research, development, testing, manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
Our business and operations would suffer in the event of computer system failures, cyber-attacks, or a deficiency in our cybersecurity.

Intellectual Property
The underlying IP for Covira's surgical infection prevention technology is owned by the University of Chicago. The global exclusive rights, all rights and all fields for this IP are licensed to Covira via a UCGo License that is subject to royalty payments, participation rights, development milestones, and other obligations and terms customary in this type of agreement.

Our ability to sell our product is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We have exclusive license for patents that we may not be able to protect properly
One of the Company's most valuable assets is its intellectual property portfolio. If we are unable to obtain and maintain effective patent and/or license rights for our product candidates or any future product candidates, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may materially diminish the capital of the Company.

Our intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain.
It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our intellectual property protections without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our intellectual property rights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise from sales of licensed and sublicensed products.

The cost of enforcing our intellectual property rights could prevent us from enforcing them
Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our licensed patents, we and our licensor may choose not to file suit because we lack the cash to successfully prosecute multi-year litigation with an uncertain outcome; or becuase we believe that the cost of enforcing our intellectual property rights outweighs the value of winning the suit in light of the risks and consequences of losing it; or from some other reason. Choosing not to enforce our intellectual property rights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to sell our products and enter into product sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property rights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We are reliant on one main product line

All of our products in development are variants on one primary product platform - providing a drug to prevent infections. Our future revenues are therefore dependent upon the eventual market and its acceptance of this type of approach to controlling bacterial virulence.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dr. John C. Alverdy	4,500,000	Common Stock	45.06
Peter Farmakis	4,000,000	Common Stock	40.05

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 9,987,500 outstanding.

Voting Rights

One Vote Per Share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $325.00
  Number of Securities Sold: 3,250,001

Use of proceeds: Sales of shares to founders at par value (min. proceeds used for general corporate purposes)
Date: December 31, 2018
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $116.00
Number of Securities Sold: 1,162,504
Use of proceeds: Sales (and periodic vesting) of shares to founders at par value (min. proceeds used for general corporate purposes)
Date: December 31, 2019
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $170.00
Number of Securities Sold: 1,700,000
Use of proceeds: Sales (and periodic vesting) at par value (min. proceeds used for general corporate purposes)
Date: December 31, 2020
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $10.00
Number of Securities Sold: 100,000
Use of proceeds: Sale of shares to CFO (Fractional/Consultant) at par value, in lieu of cash compensation, for consulting services in 2021.
Date: April 01, 2021
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2018

The Company incorporated in the state of Delaware in September 2018, but did not formally initiate operations until Q1 2019. As a result, only minimal administrative expenses ($2,159 of Legal & Professional Services) were incurred relating to its formation in FY 2018. Thus the Company's reported net loss for fiscal year 2018 was -$2,159.

Year ended December 31, 2019

Revenue and Gross Profit

As a discovery-stage biotechnology Company presently focused on research and development, there are several important stages to successfully reach and approvals to obtain before Covira's drug candidate(s) would be positioned to generate commercial revenues. Therefore, no product sales or other revenues, nor any cost of sales or gross profits, were recognized in 2019.

Other Income

As detailed in Covira's reviewed financial statements for 2019-2020, $183,337 was paid to the Company by a Fortune 100 healthcare corporation for collaborative research services related to Covira's expertise and product technology. The scope of services under this agreement spanned 2019 and 2020, and resulted in a total of $550,000 (i.e., the stated total contract value) in compensation to Covira.

Operating Expenses

The Company's operating expenses totaled $236,015 in 2019, consisting of the following two categories: (i) general and administrative expenses of $59,915, nearly all of which was related to the reimbursement of legal expenses incurred by UChicago's patent counsel; and, (ii) research and development expenses, pertaining primarily to the execution of the collaborative research services agreement with the Fortune 100 healthcare corporation in which UChicago was jointly providing services as Covira's vendor.

Net Loss

The annual Operating Expenses exceeded the Other Income by $52,678, which is the reported net loss for 2019. This -$52,678 does not include an estimate of any future tax benefit of net operating losses, as indicated in the Income Taxes footnote to the Company's financial statements.

Year ended December 31, 2020

Revenue and Gross Profit

No product sales or other revenues, nor any cost of sales or gross profits, were recognized in 2020.

Other Income

In 2020, $367,418 was paid to the Company by a Fortune 100 healthcare corporation for collaborative research services related to Covira's expertise and product technology. The Company's services and activities under this agreement concluded in 2020, and management does not expect that there will be additional income in subsequent years, nor an exercise by either party of the rights in this 2019-2020 agreement relating to prospective future development and licensing.

Operating Expenses

The Company's annual operating expenses totaled $406,350 in 2020, up by $170,335 (+72%) from the prior year. Spending for the year once again fell into one of two categories: (i) general and administrative expenses of $174,508, comprised of legal and consulting fees paid to third parties for general corporate services, along with the CEO's salary; and, (ii) research and development expenses of $226,100 (up 28%, from $176,100 in 2019) – the majority of which went to UChicago for the fulfillment of the remaining activities under the collaborative research services agreement with the Fortune 100 healthcare corporation.

Net Loss

The annual Operating Expenses exceeded the Other Income by $38,932, which is the reported net loss for 2020 and is $13,746 lower than the prior year's loss. The -$38,932 net loss for the year does not include an estimate of any future tax benefit of net operating losses, as indicated in the Income Taxes footnote to the Company's financial statements.

Historical results and cash flows:

The Company's historical and current financial performance reflects its focus on a phased product development track. As Covira executes its business plan towards specific milestone achievements and FDA trials, it is not expected to generate product sales, nor operating cash flows, for at least the next 4-5 years in a favorable outcome scenario. During this time, Covira will be generating no revenues and net losses and requiring increasing amounts of capital to fund its commercialization objective. Management anticipates targeting institutional funds and other venture sources specializing in biotech and life sciences for these future equity raises.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand $25,521 (approximated at time of offering).

Covira has applied for an SBA EIDL, and awaits a decision regarding whether it will be approved, and if/when any borrowings will be available.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The campaign funds are critical to company operations.

Potential capital contributions (i.e. loans) from board members are allowed and available as needed.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, future capital raised from the CF Reg offering campaign will be the majority of the funds utilized by the Company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum $10,000 we will be able to operate the company for the remainder of 2021.

The monthly burn rate with only fixed overheads is <$2,000 per month (CEO salary and payments to The University of Chicago can be deferred).

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum $1,070,000, management believes it will be able to operate the Company through December 2022.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Assuming Covira achieves the $1,070,000 Regulation Crowdfunding offering goal, our objective is to increase the Regulation Crowdfunding offering to $5,000,0000

As part of the UCGo! Licensing Agreement, The University of Chicago has an option to purchase 10% of the offering amount

Covira has applied for an SBA EIDL and awaits a decision regarding whether it will be approved, and if/when any borrowings will be available.

Indebtedness

- **Creditor:** Small Business Administration, via JPMorgan Chase (PPP Loan)
  Amount Owed: $20,832.00
  Interest Rate: 1.0%
  Maturity Date: May 02, 2026
  Management intends to apply to Chase/SBA later in 2021 requesting that this PPP loan be forgiven.

- **Creditor:** The University of Chicago, and misc. vendors
  Amount Owed: $212,017.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2021
  As a result of the pandemic-related disruptions to the Company's research and laboratory work scheduling in FY 2020, certain portions of the anticipated scope and payment obligations to Covira's primary vendor-partner were extended to later in 2021, and a corresponding expense accrual in the amount of $207,348 was recognized at year-end 2020 (compared to accrued expenses in the amount of $58,700 at year-end 2019). Though not classified as short-term debt in the Company's balance sheet (reflected in the Company's working capital), this liability nonetheless is referenced in this 'Indebtedness' category and will be satisfied as part of the proceeds from future capital raised, including planned and pending sale(s) of equity. The remaining balance ($4,669 of the total $212,017) at year-end 2020 (vs. $141 of $58,841 at 12/31/2019) is comprised of trade accounts and subscriptions payable, also classified as working capital liabilities incurred and paid in the normal course of business.

Related Party Transactions

- **Name of Entity:** The University of Chicago
  Names of 20% owners: None
  Relationship to Company: 10% Owner, R&D Collaborator
  Nature / amount of interest in the transaction: In March of 2019, The Company entered into an exclusive license agreement with the University of Chicago - a research-based university, and a shareholder, for the purpose of selling licensed products in exchange for research and development services, and intellectual property protection and maintenance fees.
  Material Terms: UCGo! Exclusive License Agreement (effective March 25, 2019). UChicago grants a worldwide, exclusive license to Covira to make, use, and sell products under specified licensed patents. Covira must make minimum annual royalty payments under the license of $10,000 starting December 31, 2022,

Covira pays UChicago a 2% royalty on net sales of covered products. UChicago has a right to purchase up to 10% of any equity in any equity offering (or offering of securities convertible into equity). $2M equity raise triggers reimbursement of first $20K of IP costs to UChicago; Covira is currently reimbursing UChicago for third party patent expenses in excess of $20K. On a sale of the company or an IPO, Covira must pay UChicago a success fee equal to 1.25% of the aggregate consideration or pre-money valuation.

Valuation

Pre-Money Valuation: $9,987,500.00

Valuation Details:

We are a seed-stage company whose activities have consisted primarily of research and development. In the absence of meaningful commercial revenues, earnings, and other relevant operating metrics, we and other operators in the discovery and seed stages of the biotechnology sector consider fundamental valuation guidelines as often more supportable than direct comparisons with otherwise comparable public and private peers.

Covira's Management determined a $9,987,500 (pre-money, fully diluted equity) valuation. This pre-money valuation figure has been calculated on a fully diluted basis. The Company set its valuation internally, without a formal-third party independent evaluation. The valuation is based on analysis of several factors, ranked here according to their relative weighting in arriving at this conclusion:

Historical R&D Investment – Covira's core intellectual property was developed by its scientific team primarily from grant funding awarded by The National Institutes of Health. As this source of development capital does not involve the issuance of share ownership, it is often referred to as non-dilutive and can constitute a meaningful institutional subsidy towards the research and development of prospective advances in medical research for companies like Covira. Since inception, these grant funds – when added to the revenue recorded in the last 12 months from a research and development agreement with a publicly-traded development partner – totals approximately $7.7 million (source: NIH and Company Financial Statements). Though this capital has been consumed by the Company's operations as it executes its business plan, Management considers this data point to be nonetheless a useful parameter supporting the (pre-money) value of the enterprise as it is most similar to a 'cost basis' approach to estimating (intangible) asset value.

Biotech Venture Financings – Given that there were no specific drug analogs nor precedent transactions (IPOs, M&A, venture rounds) considered to be comparable from a valuation perspective, Management reviewed a broader subset of biotech venture investment activity of similarly staged companies. The data analyzed focused on start-up companies across a variety of pharma-related subsectors and classified as either pre-revenue and pre-clinical status, that were raising seed or Series A funding.

The information published about the range of pre-money valuations of these biotech companies is consistent with a $9,987,500 pre-money valuation for Covira.

Aggregate Venture Financing Activity – Management also examined recent third-party survey data across all industry sectors (including biotech) where a company's pre-revenue status makes more conventional valuation multiples not meaningful. An analysis of the typical dilution levels in the first or early financing rounds, when coupled with the size range of the investment made (e.g., deals with angel and seed investments of $1.5 million to $4.0 million), corroborates the approximately $10.0 million valuation indicated by the biotech venture financing transaction data.

Venture Capital Method – Consisting of a series of subjective assumptions, this valuation method anticipates not only FDA approval but also relies on Management's estimates of future clinical trial costs, revenues (incorporating number of surgeries, pricing, market share, growth rates), production costs, and sales and marketing expenses, among others. Projecting these critical assumptions through the life of the patent (license) exclusivity can yield reasonable estimates of future cash flows, which then can be discounted using a range of rates considered (in the opinion of Management) applicable for Covira's stage/status. The results of this form of modeling (with assumptions specific to the initial target indication for anastomotic leaks, or 'AL') support the Company's $9.0 million - $10 million pre-money valuation range.

Qualitative Inputs – In the interpretation, weighting, and overall analysis of the quantitative valuation inputs, Management accounted for the additional qualitative characteristics to arrive at its pre-money equity valuation: (a) TAM – The combined total addressable market ('TAM') opportunity of AL, plus other surgery site infections and sepsis, is estimated to exceed $8.2 billion per year, which is considered sizeable in comparison to the potential of other ventures in the space identifying narrower development pipelines; (b) Team – Covira's leadership has a compelling combination of scientific leadership and commercialization experience – dedicated to advancing a solution to a significant unmet healthcare need in infection prevention; and, (c) Novel Platform – The Company's objective is to apply its unique approach to gut microbiome collaboration to combat pervasive trends such as antibiotic resistance and other, often fatal, outcomes caused by bacterial infections.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *StartEngine Premium Deferred Fee*
  96.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  40.0%
  Large Animal (Pig) Model - model development, and Pi-PEG testing to determine best formulation

- *Pre-IND/IND Submission*
  26.5%
  Begin work to prepare for and file IND (Investigational New Drug) application with the FDA. Covira Pre-IND/IND Phase A and B project will be performed for a complete integrated fixed-price of $274,322.

- *Marketing*
  10.0%
  Development of marketing materials and advertising costs to complete initial capital raise crowdfunding target ($1M), and to prepare for crowdfunding secondary target ($5M).

- *Company Employment*
  10.0%
  Employee salary, taxes and operating expenses.

- *Operations*
  5.0%
  Develop manufacturing scale up plan and begin scale up process to achieve manufacturing – CMC (Chemistry, Manufacturing and Control) requirements.

- *Working Capital*
  5.0%
  Business partner working capital for legal, finance and accounting expenses to complete initial capital raise crowdfunding target ($1M), and to prepare for crowdfunding secondary target ($5M).

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.covirasurgical.com/ (https://www.covirasurgical.com/investorrelations).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/covira-surgical

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Covira Surgical, Inc.

[See attached]

Covira Surgical, Inc (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Covira Surgical, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 18, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	118,858	4,132
Total Current Assets	118,858	4,132
Non-current Assets		
Total Non-Current Assets	-	-
TOTAL ASSETS	118,858	4,132
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	4,291	
Subscription Payable	378	141
Accrued Expense	207,348	58,700
Total Current Liabilities	212,017	58,841
Long-term Liabilities		
Total Long-Term Liabilities	-	-
TOTAL LIABILITIES	212,017	58,841
EQUITY		
Common Stock	601	129
Accumulated Deficit	(93,760)	(54,838)
Total Equity	(93,158)	(54,709)
TOTAL LIABILITIES AND EQUITY	118,858	4,132

Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	-	-
Cost of Sales	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	5,217	-
General and Administrative	174,508	59,915
Research and Development	226,100	176,100
Rent and Lease	525	-
Total Operating Expenses	406,350	236,015
Operating Income	(406,350)	(236,015)
Other Income	367,418	183,337
Tax Expense	-	-
Net Income	(38,932)	(52,678)

Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income	(38,932)	(52,678)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	4,291	
Subscription Payable	378	
Accrued Expense	148,648	58,700
Other	(141)	141
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	153,175	58,841
Net Cash provided by Operating Activities	114,243	6,163
INVESTING ACTIVITIES		
Net Cash provided by Investing Activities	-	-
FINANCING ACTIVITIES		
Common Stock	483	129
Repayment of Debt	-	(2,159)
Net Cash provided by Financing Activities	483	129
Cash at the beginning of period	4,132	(2,159)
Net Cash increase (decrease) for period	114,726	6,292
Cash at end of period	118,858	4,132

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	Subscription Receivable	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/19	3,250,001	325	-	(2,159)	(1,834)
Issuance of Common Stock	1,162,504	116	(313)	-	(196)
Additional Paid in Capital	-	-	-	-	-
Net Loss	-		-	(52,678)	(52,678)
Ending Balance 12/31/2019	4,412,505	441	(313)	(54,837)	(54,709)
Issuance of Common Stock	1,700,000	170	-	-	170
Payment of Subscription Receivable	-	-	313	-	313
Net Loss	-		-	(38,932)	(38,932)
Ending Balance 12/31/2020	6,112,505	611	-	(93,769)	(93,158)

Covira Surgical, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Covira Surgical, Inc. ("the Company") was formed in Delaware in the year 2018. The Company is a discovery-stage biotechnology Company developing a novel platform technology focused on surgical infection prevention. The Company earns revenue through the commercialization of its intellectual property under exclusive license from a leading Midwest research-based university located in Chicago, Illinois.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company is in a Research and Development phase and has yet to commence principal operations. The Company will analyze its performance obligations at a later date for the purposes of revenue recognition.

Other Income – Other income represents payments from a Fortune 100 Company for research and development activities related to Covira's specific scientific expertise and core product technology. The Company does not expect additional income from this research and development agreement in subsequent years.

Accrued Expenses

Accrued expenses consist of research and development costs in the form of Sponsored Research Administration (SRA) fees owed to the research-based university, along with fees incurred for the preparation, filing, prosecution, defense, and maintenance of Licensed Patents and Copyrights.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Subscriptions Payable

Subscription payable represents unvested portion of shares paid for by founders. The Company has entered into several founder's stock purchase agreements for the purpose of securing essential employees and consulting or other service relationships vital to the Company's operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. In March of 2019, the Company entered into an exclusive license agreement with a research-based university, a shareholder, for the purpose of selling licensed products in exchange for research and development services, and intellectual property protection and maintenance fees.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	-
2022	-
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.0001 per share. As of December 31, 2019 and 2020, the number of shares issued and outstanding was 4,412,505 and 6,112,505, respectively.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 18, 2021, the date these financial statements were available to be issued. 100,000 founding shares were offered to a new business partner in exchange for Fractional CFO services, $10 was paid for these shares. The Company received $21k in loans under the Paycheck Protection Program at 1% interest. The Company expects the entire amount to be forgiven. The Company applied for the Economic Injury Disaster Loan. The loan has yet to be approved and the amount eligible has yet to be determined.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth Company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth Company, and, for as long as we continue to be an emerging growth Company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth Company, as defined in the JOBS Act, for up to five years following our IPO.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Covira Surgical

Revolutionizing Surgical Infection Prevention


COVIRA
SURGICAL

Website | North Chicago, IL | BIOTECHNOLOGY

$0.00 raised

0 Investors	**$9.99M** Valuation
$1.00 Price per Share	**$250.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Covira is an early stage biotech company focusing on novel therapeutic alternatives to prevent postoperative (surgical) infections and related complications by leveraging the power of the gut microbiome to enhance immunity and improve one's overall health-risk against infection. This microbiome-focused company is based on the work of Dr. John Alverdy, MD, a professor of surgery, practicing gastrointestinal surgeon and world authority on the role of the microbiome in surgical infections. Covira has developed a platform technology called Pi-PEG to reduce infection risk and related complications following surgical procedures.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Market Opportunity: Covira estimates the US total available market for Pi-PEG's top three prioritized indications (Surgical Site Infections, Anastomotic Leak, Sepsis) to be $8.2B. The peak year net revenue forecast is projected to reach $2.2B by 2037 (Source: IQVIA)..
- Technology Platform: Pi-PEG is an orally administered anti-virulence agent to prevent postoperative infections and their progression to sepsis.
- Management Team: Founder is a preeminent surgeon-scientist and world leader in GI surgical infection research, CEO is a proven life science executive from J&J, Abbott and four prior startups including two in the biotech space culminating in strategic sales to larger multinational corporations.

Covira's Platform Technology (Pi-PEG) is the culmination of 30 years of research and development led by Dr. John Alverdy, MD, Founder & Chief Scientific Officer

Dr. Alverdy has made solving infection-related postoperative complications research his life's work.

The Alverdy Lab, located at The University of Chicago, is and has been, a continuously funded NIH-funded laboratory that studies the molecular interactions of bacteria and the intestinal mucosa in order to understand how life-threatening infections arise from the gut microbiota following trauma and major surgery and during critical illness.

Dr. Alverdy Has Been On **A 30 Year Journey** To Develop **An Effective Product** That Prevents Virulence From The Gut Microbiome

- **1990** — Dr. Alverdy links diet and intestinal microbiome composition in rats
- **1994** — Exploration of bacterial adherence on intestinal permeability
- **2001** — Dr. Alverdy shows how intestinal E. coli shift phenotypes after surgical stress
- **2006** — Multi-drug bacteria strains are identified as disruptive to intestinal lining
- **2008-2009 (Breakthrough)** — Dr. Alverdy shows lack of phosphate causes sepsis and creates a working model
- **2014 (Pi-PEG First Arrives)** — Successful Pi-PEG results in a sepsis mouse model are published
- **2018** — Pi-PEG shows that suppresses bacterial virulence and prevents injury in AL models,
- **2021** — Pi-PEG is ready for human trials and revolutionizing gut microbiome

THE PROBLEM

Postoperative Infections continue to increase in incidence, severity and are due to pathogens that are resistant to the antibiotics chosen for prophylaxis.

Despite advances in infection control practices (operating room ventilation, sterilization methods, barriers, surgical technique, antimicrobial prophylaxis) postoperative infections still occur even within the top-rated hospitals and when surgery is performed by top-rated surgeons. Postoperative infections remain a substantial cause of prolonged hospitalization, readmissions, morbidity and can lead to life-threatening Sepsis or Death.

- Prolonged hospitalization (+10 days)
- Readmissions (5x more likely)
- Morbidity (increased)
- Life-Threatening Sepsis or Death (2x as likely)


Postoperative infections remain a substantial cause of...
Prolonged hospitalization (+10 days)
Readmissions (5x more likely)
Morbidity (Increased)

More than 270,000 Americans die of Sepsis each year. Surgical Site Infections (SSI) and Sepsis combined to cost the US Healthcare system over $34B annually.

270,000

patients die of sepsis
every year in America

Balancing the overuse of antibiotics with the problem of emerging and increasing antibiotic resistance is a global public health concern that Covira continues to address

THE SOLUTION

Pi-PEG is prescription medicine delivered as a drink that coats the intestinal tract and works to prevent postoperative infections.

Pi-PEG is the first-of-its-kind solution to inhibit bacterial virulence without affecting bacterial growth and the balance of the microbiome such that there is a measurable reduction in post-operative infections (SSI, AL) and their progression to Sepsis. Pi-PEG collaborates with the gut microbiome to enhance overall health rather than destroying it in the process of attempting to eliminate threatening pathogens.



Prior to surgery, the patient will receive a prescription for Pi-PEG (powder form to be mixed with water). Patients will drink the colorless and tasteless Pi-PEG solution before and after their surgical procedure.

- Covira Surgical's product, phosphate covalently bonded to polyethylene glycol (Pi- PEG), is under investigation for multiple infection prevention applications
- Pi-PEG is a novel, non-antibiotic agent that prevents lethal bacterial infection by enriching the local environment with a key element needed for bacteria to successfully grow and reproduce phosphate. Phosphate-rich environments provide a key universal cue to bacteria to suppress their virulence (harmfulness), feed, grow and reproduce.
- In preclinical studies, Pi-PEG has prevented infection and suppressed virulence of multiple drug-resistant bacteria strains
- The asset preserves the gut microbiome, reducing the collateral damage to the microbiome when antibiotics are applied.



Pi-PEG

A novel approach that solves this problem, a novel agent delivered as a drink

Pi-PEG coats the intestinal tract and prevents postoperative infections...a microbiome-promoting strategy where bacterial virulence is suppressed, yet bacterial growth and functions are maintained.

THE MARKET

Pi-PEG represents a peak projected opportunity of $2.2B by 2037 in the USA across SSI, AL, and Sepsis

Surgical Site Infection (SSI) represents the largest opportunity due to the number of potentially eligible inpatient & ambulatory surgeries ($1.8 B projected by 2037) and the option for prophylactic use

- Pi-PEG, as a prophylactic anti-infective in surgery patients, has an addressable projected population of 25.2M by 2037

Anastomotic Leak (AL) represents a high unmet need area with few options directly analogous to Pi-PEG, though small market size contributes to lower projected revenue

- Pi-PEG has an addressable AL patient population of 964K currently and is expected to reach 1.1M by 2040

Sepsis represents a more focused usage for Pi-PEG, with low (but increasing) incidence

- Pi-PEG has an addressable population of 2.8M patients currently and is expected to reach 3.0M by 2040



Total Addressable Market by 2037
$8.2B
US Total Available Market by 2037
$1.8B
Surgical Site Infection
$2.2B
US Peak Net Revenue Forecast


Market Share
25% Surgical Site Infection
50% Anastomic Leak
40% Sepsis
$136M
Anastomic Leak
$306M
Sepsis

OUR TRACTION

Patent protected technology (Pi-PEG) that has been proven to be safe and effective in multiple pre-clinical small animal studies

We have completed target discovery, lead compound identification, optimization, pre-clinical development and have proven Pi-PEG's ability to safely and effectively reduce the risk of Surgical Site Infections, Anastomotic Leak, and Sepsis in small animal models.


3 Filed Patents
Proven efficacy in small animal models
Pre-IND & IND Submission
Phase I Testing Human proof of principle

Dr. Alverdy's research, discovery, product development, and product testing have led to 200+ peer-reviewed high-impact journal publications and 3 patents (1 issued and 2 pending).

- To see Dr. Alverdy's proof of concept milestone publications go to the Covira website: https://www.covirasurgical.com/proof-of-concept

Our next 14-months will be focused on completing the Pre-IND (Investigational New Drug) work and filing the IND application with the FDA. Followed by 5-months of Phase I First in Human Proof of Principle.

WHAT WE DO

Revolutionizing the prevention of infections following surgery and injury by collaborating with the microbiome

Postoperative infections can occur at multiple locations within the operative site (SSI) and can lead to life-threatening Sepsis. Covira's Pi-PEG is a novel therapeutic alternative to infection control that is distinct from traditional antibacterial approaches. Pi-PEG suppresses bacterial virulence while allowing bacteria to grow and reproduce normally yet remain harmless. This approach allows a robust and resilient microbiome to function normally to the benefit of the patient.

COMPOSITION

- Pi-PEG is a novel phosphate (Pi) conjugated polyethylene glycol (PEG) polymer
- It is a **microbiome-promoting** strategy where bacterial virulence is suppressed, yet bacterial growth and functions are maintained

SAFETY & EFFICACY

- Pi-PEG is non-systemic, biologically inert and non-toxic, lowering the chances of side effects
- Anti-infective activity **effective across multiple multi-drug resistant bacterial strains**

MECHANISM OF ACTION

- By bonding Pi with PEG, Pi is **delivered and durably embedded at potential infection site** to suppress bacterial virulence while **PEG enhances the epithelial barrier and shields against bacterial invasion**

APPLICABILITY

- Delivery of Pi-PEG has been **validated across multiple sites/routes** (oral, topical)
- **Technology design allows for broad applicability** across indications, delivery routes, and as prophylaxis or treatment

By covalently bonding Pi with PEG...

- Pi is delivered and durably embedded to potential sites of infection where it suppresses bacterial virulence.
- PEG enhances the epithelial barrier and physically distances bacteria away from the epithelial surface thus preventing deeper tissue invasion.



Pi
delivered and durably embedded at potential infection site to suppress bacterial virulence.
PEG
enhances the epithelial barrier and shields against bacterial invasion.

THE BUSINESS MODEL

A go-to-market strategy that we believe drives early adoption/market share capture, and creates a number of collaboration

Our experience in building, launching, and scaling medical solutions enables us to use our network to target immediate sales leading up to and following FDA approval.

- Insurance Support: By demonstrating evidence of cost savings (reduced length of stay, hospital readmissions, mortality, etc.)
- Top-Down Selling Strategy: We can focus our approach to Health Systems/Hospitals and Surgery Centers on proving reduction in cost burden through decreased case rate of surgical infections.
- Bottom-Up Education: By approaching surgeons and surgical support staff directly, we can educate providers on Pi-PEG and its ability to fit seamlessly into existing surgical practices/protocols simply by including Pi-PEG drink prescription prior to and after surgery.


Insurance Support
Top-Down Selling Strategy
Bottom-Up Education
Licensing & Distribution
Pharmaceutical partnerships

HOW WE ARE DIFFERENT

Pi-PEG as a non-antibiotic anti-virulent addresses key unmet needs, leading to higher product adoption rates

Pi-PEG As A Non-Antibiotic Anti-Virulent Addresses Key Unmet Needs, Leading To Higher Product Adoption Rates

Addressing Market Unmet Needs

- Addresses antimicrobial resistance while preserving the microbiome
- **Pi-PEG** has a high safety profile, can be administered to patients with co-morbid conditions

White Space Opportunity

- **AL:** Limited treatment options and low pipeline competition
- **SSI:** Commercially attractive market with lack of alternative options besides antibiotics
- **Sepsis:** Lack of sepsis-specific treatment options

High Probability Of Success

Pi-PEG's platform design expands its usage profile:

- Can be used as prophylaxis or as treatment
- Multiple routes of administration
- Fewer side effects and no treatment resistance
- Can be prescribed concomitantly with antibiotics

Our novel approach is a biologically sustainable strategy that will seamlessly integrate with the current perioperative protocols. Our focus is on infection prevention by collaborating with the gut microbiome - rather than an antibiotic approach that focuses on killing the bacteria.

While a few new drugs have begun to emerge as potential candidates for treating SSI, AL, Sepsis, we stand alone in our biological proactive evolutionary sustainable approach and formulation.

When compared with the average cost of SSI, AL, and Sepsis treatments, Covira's Pi-PEG has the potential to save hospitals & other surgery providers millions of dollars each year.

Here are the specs behind that estimation:

- **Cost a hospital up to $39k per SSI.**
- **Total US cost burden for SSI/AL and Sepsis is >$34B per year.**
- **Cost for Pi-PEG is $210 per patient**

Cost a hospital up to
39K
per SSI

Total US cost burden for SSI/AL and Sepsis
>$34B
Per Year

Cost for Pi-PEG per patient
$210

THE VISION

To be a trusted and acknowledged leader in reducing postoperative infections

Our mission is to discover, develop and bring to market safe and novel therapeutic options that can preserve the health benefits of a patient's microbiome yet prevent infection-related postoperative complications.

We strive to serve patients by transforming the promise of science into innovative treatments which have the power to improve health and save lives.

Covira's Platform Technology (Pi-PEG) has the potential to be used for multiple infection-related complications including:

Local Applications (Future)
Pi-PEG can be developed for local application at the anastomotic site via novel delivery methods or as a "biologic bandage" to protect against SSIs

Coating of Prosthetic Materials (Future)
Surgical prosthetic materials, mesh hernia grafts, aortic replacement grafts and breast implants can also be coated with Pi-PEG to prevent infection

Future Applications of Pi-PEG

Coating of Prosthetic Materials





Local Application


Scar Minimization/ Cosmetology
Gels
Creams & lotions
Wound Healing
Topical Gels
Anti-septic
Wound dressings & Bandages
Surgical Infections
Bowel Prep Drink
Gels
Implant Coating
Enema
Spray via Endoscopy

OUR LEADERSHIP

Proven Business Leadership Experience and Strong Scientific Expertise, combined with Industry-Leading Key Partners

Peter Farmakis is a CEO with proven life sciences business and leadership successes from two fortune 100 companies (J&J and Abbott), and four prior startup experiences including two in the biotech space.



Peter
Farmakis, MBA
Chief Executive Officer

Dr. John Alverdy, Founder & Chief Scientific Officer is a preeminent surgeon-scientist and world leader in surgical infection research with a focus on the molecular basis of surgical infections and the gut microbiome. As a practicing gastrointestinal surgeon with over 200 peer-reviewed publications, Dr. Alverdy is the Sarah and Harold Lincoln Thompson Professor of Surgery and the Executive vice-chair of surgery at the University of Chicago.



John Alverdy,
M.D., FACS.
Founder & Chief
Scientific Officer



Scott Hales
Corporate Finance
(Fractional CFO)
Jessica Fairchild
General Counsel
Frank Constable
Accounting
Business/Operations
Sanjiv Hyoju, MD
University of Chicago
for Research Agreement
Olga Zaborina, PhD
University of Chicago
Research Professor
Alexander Zaborin, PhD
University of Chicago
Research Professional III
Medical/Research & Development

POLSKY
PRITZKER SCHOOL OF MOLECULAR ENGINEERING
Argonne
SmartHealth
IQVIA
IQVIA BIOTECH

WHY INVEST

- **Market Opportunity:** Covira's peak year revenues are projected to hit $2.2B by 2037 in the US. Given the lack of alternative treatment options, infection prevention, and increasing antibiotic resistance continue to be concerning global public health issues. Postoperative infections cost the US healthcare system over $34B each year. The US total available market for Covira's (Pi-PEG) top three prioritized indications (SSI, AL, Sepsis) is projected to reach $8.2B by 2037 with a peak year blended market share capture of 26.8% (projected $2.2B by 2037).

- **Technology Platform:** Pi-PEG is a novel agent delivered to potential sites of infection that suppresses bacterial virulence while preserving the health-promoting function of the microbiome. Lead candidate is an orally administered anti-virulence agent to prevent postoperative infections and their progression to sepsis.

- **Management Team:** Founder that is a preeminent surgeon-scientist and world leader in GI surgical infection research (molecular basis of surgical infections and the gut microbiome), CEO with proven life science business and leadership successes from two fortune 100 companies (J&J and Abbott), and four prior startup experiences including two in the biotech space.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

In the Press

expertscape

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Meet Our Team



Peter Farmakis, MBA

CEO

Peter Farmakis is a CEO with proven life sciences (Biotech/Pharma, Medical Device, and Molecular Diagnostics) business and leadership successes from two Fortune 100 companies (Johnson & Johnson and Abbott). His prior experience includes building, launching, and scaling four life science startup companies, including two in the biotech space culminating in strategic sales to larger multinational corporations.



John Alverdy, M.D., FACS.

Founder & CSO

Dr. John Alverdy, Founder & Chief Scientific Officer is a preeminent surgeon-scientist and world leader in surgical infection research with a focus on the molecular basis of surgical infections and the gut microbiome. As a practicing gastrointestinal surgeon with over 200 peer reviewed publications, Dr. Alverdy is the Sarah and Harold Lincoln Thompson Professor of Surgery and the Executive vice-chair surgery at the University of Chicago.



Scott Hales

Corporate Finance - Fractional CFO (Consultant)

Scott serves as Covira's CFO (Fractional/Consultant), devoting approximately 15 – 20 hours per week to the role. He has 30 years of financial, operational, and advisory experience across multiple dynamic and high-growth industries. He spent the last decade as a CFO (including Interim/Fractional positions) – serving both entrepreneurial founders as well as the publicly traded and private equity investors that acquired the privately-owned, middle-market companies. Most of Scott's 42 career transactions were at Citi Capital Strategies (then a division of Citigroup®), where he completed M&A, recapitalization, and capital raising deals valued at US$1 billion in the aggregate. Notable sector coverage as a corporate finance specialist has included professional services, software/IT, and life sciences/medical devices.



Jessica Klapper Fairchild

Outside General Counsel

Jessica B. Fairchild is an experienced business attorney and executive with more than 20 years of legal experience in large law firms, in-house, and small firm private practice. As a Founding Partner of CROKE FAIRCHILD MORGAN & BERES, Jessica has sought to develop long-standing relationships with clients, often serving as outside general counsel. Jessica looks to provide top-notch legal services combined with practical advice to both the business and legal clients she advises. Jessica's practice focuses on M&A, venture capital and general corporate work. Her clients include private companies, private business founders and CEO's, high net worth individuals and family offices.



Frank Costabile

Accounting

Frank J. Costabile has the passion and drive for his business to deliver excellent customer service and strives to help his clients reach their goals. Frank graduated from Millikin University in Decatur, IL with a Bachelor of Science in Accounting and is a Certified Public Accountant. After college, Frank worked for a large accounting firm in Chicago for over ten years. In 2009, Frank took over the family business from his father. He enjoys volunteering and coaching his son's and daughter's soccer teams.



Sanjiv Hyoju, MBBS MSc Surgery

Surgeon Scientist and Research Professional

Surgeon Scientist with a strong clinical background. His area of interest is Microbiome, Obesity, Sepsis, Anastomosis leak, Surgical site infection, and COVID-19 mitigation lately. He is trying to implement novel ideas and understanding generated over the decade of research to treat Obesity, Sepsis, Surgical Site Infection, and Anastomosis Leak and recently also got interested in COVID-19 mitigation with simply Clonidine.



Olga Zaborina

Scientist - Research Professor, University of Chicago

Ph.D., Institute of Biochemistry and Physiology of Microorganisms, Russia

M.Sc., Moscow Technological Institute of Food Production, Russia



Alexander Zaborin, PhD

Scientist - University of Chicago Research Professional III

Ph.D., Moscow State University, Russia

M.Sc., Moscow Pedagogical Institute, Russia

Offering Summary

Company	:	Covira Surgical, Inc.
Corporate Address	:	3333 Green Bay Road Office L-404, North Chicago, IL 60064
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$250.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 10,000

Maximum Number of Shares Offered : 1,070,000

Price per Share : $1.00

Pre-Money Valuation : $9,987,500.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based:

Lead Investors

Invest within the 1st week and receive 20% bonus shares.

Friends and Family Early Birds

Invest within the 2nd week and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the 3rd week and receive 10% bonus shares.

Early Bird Bonus

Invest within the 4th week and receive 5% bonus shares.

Amount-Based:

$1,000+ | Tier 1

Invest $1,000+, you will receive 5% bonus shares.

$5,000+ | Tier 2

Invest $5,000+, you will receive 10% bonus shares.

$10,000 | Tier 3

Invest $10,000+, you will receive 15% bonus shares.

$25,000 | Tier 4

Invest $25,000+, you will receive 20% bonus shares.

$100,000 | Tier 5

Invest $100,000+, you will receive 25% bonus shares.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

***All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Covira Surgical, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

"OPTION 1 - Preferred

Dr. John Alverdy (Founder & CSO):

Hi my name is Dr. John Alverdy, I am the Sarah and Harold Lincoln Thompson Professor of Surgery and the Executive Vice-chair of Surgery at The University of Chicago.

Postoperative infections remain a substantial cause of prolonged hospitalization, readmissions, morbidity and can lead to life threatening sepsis or death. Collectively Surgical Site Infections and Sepsis cost the US Healthcare System more than $34B per year.

Despite all the advances in infection control practices, why do postoperative infections still occur at top-rated hospitals, even when the surgeries are performed by top-rated surgeons?

As a practicing surgeon-scientist and world leader in surgical infection research, my team and I spent the last 30-years studying the molecular basis of surgical infections and the gut microbiome to answer this question. "

"In 2018, The University of Chicago and I founded Covira Surgical, an early stage biotech company, focusing on novel therapeutic alternatives to prevent postoperative infections.

Covira has developed a platform technology called Pi-PEG to reduce infection risk and related complications following surgical procedures.

Pi-PEG is a novel phosphate (Pi) conjugated polyethylene glycol (PEG) polymer. It is a microbiome-promoting strategy where bacterial virulence is suppressed, yet bacterial growth and functions are maintained.

By bonding Pi with PEG, Pi is delivered and

durably embedded at potential infection site to suppress bacterial virulence while PEG enhances the epithelial barrier and shields against bacterial invasion.

Pi-PEG is non-systemic, biologically inert and non-toxic, lowering the chances of side effects. And provides anti-infective activity effective across multiple multi-drug resistant bacterial strains."

"Covira estimates the US Total Available Market for Covira's (Pi-PEG) top three prioritized indications (Surgical Site Infections, Anastomotic Leak, Sepsis) is $8.2B.

We have completed target discovery, lead compound identification, optimization, pre-clinical development and have proven Pi-PEG's ability to safely and effectively reduce the risk of Surgical Site Infections, Anastomotic Leak and Sepsis in small animal models.

Over the next 14-months will be focused on completing the Pre-IND (Investigational New Drug) work and filing the IND application with the FDA. Then we will work to complete our Phase I

First in Human Proof of Principle study. "

Your investment will help us bring Pi-PEG to the world and potentially save hundreds of thousands of lives a year. Invest now to be a part of this revolutionary new product and help people recover faster from surgery, avoid infections, and resume their normal lives.

"OPTION 2 - Second best option

Dr. John Alverdy:

As a surgeon and scientist with 30 years of experience in the field of postoperative infections, I have witnessed how life-threatening infections continue to occur in patients, even in the best of hospitals.

While sterility and antibiotics have significantly reduced surgical infections over the past century, we have hit a wall. Increased antibiotics use is creating more aggressive strains of resistant bacteria. The simple truth is we need a better way to fight and prevent infections. "

"This is why our lead product, Pi-PEG, is so revolutionary. A prescription medicine delivered as a drink, Pi-PEG is antibiotic free, making it a far more evolutionarily stable strategy for fighting infection.

Unlike antibiotics that indiscriminately destroy all bacteria, Pi-PEG collaborates with the microbiome. Pi-PEG seeks to enhance the composition and function of the resident microbiome helping it to suppress and prevent “bad actor” bacteria from blooming and seeding at the operative site. By boosting the body’s own healing powers, Pi-PEG, is an innovative way to ward off infections."

"Beyond Pi-PEG’s ability to save lives, speed recovery, and drive postoperative infection rates down, we are selling into a market where surgical site infections and sepsis cost the US healthcare system $34 billion a year, not to mention the billions of dollars spent each year by insurance companies on readmission to the hospital due to infection.

With its cost-effective, non-antibiotic approach, we expect Pi-PEG will disrupt the field of infection prevention."

We have completed target discovery, lead compound identification, optimization, pre-clinical development and have proven Pi-PEG’s ability to safely and effectively reduce the risk of Surgical Site Infections, Anastomotic Leak and Sepsis in small animal models.

Over the next 14-months will be focused on completing the Pre-IND (Investigational New Drug) work and filing the IND application with the FDA. Then we will work to complete our Phase I First in Human Proof of Principle study. "

Your investment will help us bring Pi-PEG to the world and potentially save hundreds of thousands of lives a year. Invest now to be a part of this revolutionary new product and help people recover faster from surgery, avoid infections, and resume their normal lives.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.